CUSIP No. 282491 10 9                                         Page 1 of 16 Pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               800-JR CIGAR, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
           --------------------------------------------------------
                         (Title of Class of Securities)

                                  282491 10 9
           --------------------------------------------------------
                                 (CUSIP Number)

                         SAMUEL B. FORTENBAUGH III, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                 (212) 309-6000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 SEPTEMBER 27, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282491 10 9                 13D                 Page  2  of  16 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JRC Acquisition Corp.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     BK
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                0
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                      Power
                                  10,578,219
                             --------------------------------------------------
                              (9) Sole Dispositive
                                      Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                      Power
                                  10,578,219
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,578,219
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     89.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 282491 10 9                 13D                 Page  3  of  16 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     L&LR, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     BK
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                       / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                0
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                      Power
                                  10,578,219
                             --------------------------------------------------
                              (9) Sole Dispositive
                                      Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                      Power
                                  10,578,219
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,578,219
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                 / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     89.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 282491 10 9                 13D                 Page  4  of  16 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Lewis I. Rothman
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     BK
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                       / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                0
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                      Power
                                  11,202,379
                             --------------------------------------------------
                              (9) Sole Dispositive
                                      Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                      Power
                                  11,202,379
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     11,202,379
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                 / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     93.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 282491 10 9                 13D                 Page  5  of  16 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     LaVonda M. Rothman
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     BK
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                       / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                0
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                      Power
                                  11,202,379
                             --------------------------------------------------
                              (9) Sole Dispositive
                                      Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                      Power
                                  11,202,379
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     11,202,379
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                 / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     93.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 282491 10 9                 13D                 Page  6  of  16 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Samuel Bornstein, as trustee for the Lewis Irving Rothman
     1998 Trust #1 u/a/d November 10, 1998
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     BK
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                       / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                0
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                      Power
                                  10,578,219
                             --------------------------------------------------
                              (9) Sole Dispositive
                                      Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                      Power
                                  10,578,219
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,578,219
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                 / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     89.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 282491 10 9                                     Page  7  of  16 Pages
          -----------                                          ---    ---

                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is the common stock ("COMMON STOCK"), $0.01 par value per share, of 800-JR CIGAR, Inc., a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are located at 301 Route 10 East, Whippany, New Jersey 07981.

ITEM 2.     IDENTITY AND BACKGROUND.

      This Schedule 13D is being filed on behalf of JRC Acquisition Corp. ("JRC"), L&LR, Inc. ("L&LR"), Lewis I. Rothman, LaVonda M. Rothman and Samuel Bornstein, as trustee of the Lewis Irving Rothman 1998 Trust #1 u/a/d November 10, 1998 (the "1998 TRUST") (collectively, the "REPORTING PERSONS").

      JRC, a Delaware corporation, is a wholly-owned subsidiary of L&LR. The principal business address of JRC is c/o 800-JR CIGAR, Inc., 301 Route 10 East, Whippany, New Jersey 07981. Lewis I. Rothman is the President and a director of JRC. LaVonda M. Rothman is the Vice President, Secretary, Treasurer and a director of JRC.

      L&LR is a Delaware corporation. The principal business address of L&LR is c/o 800-JR CIGAR, Inc., 301 Route 10 East, Whippany, New Jersey 07981. Lewis I. Rothman is the President and a director of L&LR. LaVonda M. Rothman is the Vice President, Secretary, Treasurer and a director of L&LR. Lewis I. Rothman and LaVonda M. Rothman (collectively, the "ROTHMANS") are the sole stockholders of L&LR.

      The address of Lewis I. Rothman is c/o 800-JR CIGAR, Inc., 301 Route 10 East, Whippany, New Jersey 07981. Mr. Rothman is principally employed as the President and Chief Executive Officer of the Company. He is a United States citizen. Mr. Rothman is married to LaVonda M. Rothman.

      The address of LaVonda M. Rothman is c/o 800-JR CIGAR, Inc., 301 Route 10 East, Whippany, New Jersey 07981. Mrs. Rothman is principally employed as the Executive Vice President and Secretary of the Company. She is a United States citizen. Mrs. Rothman is married to Lewis I. Rothman.

      The address of Mr. Bornstein is East Lake Road, Tuxedo, New York 10987. Mr. Bornstein is a United States citizen serving as trustee for a trust established under the laws of the State of New Jersey.

CUSIP No. 282491 10 9                                     Page  8 of   16 Pages
          -----------                                          ---    ---

      During the past five (5) years, none of the Reporting Persons and none of the executive officers and directors of JRC and L&LR named above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      In connection with the Company's initial public offering of stock (the "OFFERING") on June 26, 1997, the Rothmans, the Trust f/b/o Shane Rothman u/a/d November 1, 1994 (the "SHANE ROTHMAN TRUST"), the Trust f/b/o Luke Rothman u/a/d November 1, 1994 (the "LUKE ROTHMAN TRUST"), the Trust f/b/o Marni Rothman u/a/d/ November 1, 1994 (the "MARNI ROTHMAN TRUST") and the Trust f/b/o Samantha Rothman u/a/d November 1, 1994 (the "SAMANTHA ROTHMAN TRUST") contributed to the Company all of the outstanding stock that they owned in J.R. Tobacco of America, Inc., J.N.R. Grocery Corp., J&R Tobacco (New Jersey) Corp., J.R. Tobacco Company of Michigan, Inc., Cigars by Santa Clara, N.A., Inc., J.R. Tobacco Outlet, Inc., J.R.-46th Street, Inc., J.R. Tobacco NC, Inc., and J.R. Statesville, Inc. (collectively, the "PREDECESSOR ENTITIES") in exchange for common stock in the Company. The Shane Rothman Trust, the Luke Rothman Trust, the Marni Rothman Trust and the Samantha Rothman Trust are collectively referred to herein as the Children Trusts. As consideration for the contribution of their interests in the Predecessor Entities, each of Lewis I. Rothman, LaVonda M. Rothman, the Shane Rothman Trust, the Luke Rothman Trust, the Marni Rothman Trust and the Samantha Rothman Trust received 4,387,920, 4,387,920, 131,040, 131,040, 131,040 and
131,040 shares of Common Stock, respectively, or an aggregate of 9,300,000 shares of Common Stock. The Rothmans are joint trustees of the Children Trusts. Samuel Bornstein serves as Special Trustee for the Children Trusts. For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), the Rothmans may be deemed to beneficially own the shares held by the Children Trusts.

      In November 1998, Lewis I. Rothman sold to the 1998 Trust an aggregate of 1,000,000 shares of Common Stock for a total purchase price of $12,402,500 payable in accordance with the terms and conditions of a Stock Purchase Agreement, dated as of November 10, 1998, attached hereto as EXHIBIT 1 (the "NOVEMBER 1998 STOCK PURCHASE AGREEMENT") and incorporated herein by reference. In March 1999, LaVonda M. Rothman sold 1,000,000 shares of Common Stock to the 1998 Trust for a total purchase price of $7,175,000 payable in accordance with the terms and conditions of a Stock Purchase Agreement, dated as of March 11, 1999, attached hereto as EXHIBIT 2 (the "MARCH 1999 STOCK PURCHASE AGREEMENT") and incorporated herein by reference.

      The Reporting Persons have made the purchases described in Item 5(c) hereof with funds obtained through a bank loan in an amount of up to $55 million (the "BRIDGE LOAN") obtained from a group of three lenders comprised of The Chase Manhattan Bank ("CHASE"), Fleet Bank, N.A. ("FLEET") and European American Bank ("EAB"). Chase is serving as administrative agent and Fleet is serving as documentation agent in connection with the Bridge Loan. The terms and conditions of the Bridge Loan

CUSIP No. 282491 10 9                                     Page  9 of   16 Pages
          -----------                                          ---    ---


are set forth in that certain Credit Agreement, dated as of August 28, 2000 (the "CREDIT AGREEMENT"), by and among L&LR and JRC, as co-borrowers, Chase, Fleet and EAB, a copy of which is attached hereto as EXHIBIT 4 and incorporated herein by reference. In connection with the Credit Agreement, JRC entered into a Pledge Agreement, dated as of September 27, 2000, with Chase, attached hereto as EXHIBIT 5 and incorporated by reference herein (the "JRC PLEDGE AGREEMENT") and a related Account Control Agreement, dated as of September 27, 2000, with Chase and American Stock Transfer & Trust Company ("AST"), attached hereto as EXHIBIT 6 and incorporated by reference herein (the "ACCOUNT CONTROL AGREEMENT"), pursuant to which JRC granted Chase a perfected security interest in all of the shares of the Company owned or hereafter acquired by JRC. In addition L&LR entered into a Pledge Agreement, dated as of September 27, 2000, with Chase, attached hereto as EXHIBIT 7 and incorporated by reference herein (the "L&LR PLEDGE AGREEMENT"), pursuant to which L&LR granted Chase a perfected security interest in all of the shares of JRC that it owned.

      The information set forth in the "THE OFFER, Section 8, Certain Information Concerning the Company," "THE OFFER, Section 9 -- Certain Information Concerning Parent Stockholders, Parent and Purchaser," "THE OFFER,
Section 10 -- Source and Amount of Funds," and "THE OFFER, Section 14 -- Fees and Expenses" of the Offer to Purchase, dated August 29, 2000, attached hereto as EXHIBIT 8 (the "OFFER TO PURCHASE"), is incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION.

      On June 5, 2000, Lewis I. Rothman and LaVonda M. Rothman (collectively, the "ROTHMANS") submitted a proposal (the "PROPOSED TRANSACTION") to the Board of Directors of the Company to acquire all of the outstanding shares of Common Stock not presently owned by the Rothmans and the 1998 Trust (the "MINORITY INTEREST") at a price of $12.00 per share. On July 21, 2000, the Rothmans formed L&LR and JRC in the State of Delaware for the purpose of consummating the Proposed Transaction.

      During the weeks of July 31, August 7, and August 14, 2000, the financial and legal advisors of L&LR negotiated the terms and conditions of the Proposed Transaction, including the offer price, with a special committee of the Board of Directors of the Company consisting of the three independent directors of the Company (the "SPECIAL COMMITTEE"), which was formed for the purpose of evaluating the proposal, and the Special Committee's financial and legal advisors. As a result of these negotiations, JRC increased its proposed offer price to $13.00 per share. On August 25, 2000, the Rothmans each subscribed to purchase 3,387,920 shares of L&LR for a total purchase price of $338.80, and the 1998 Trust subscribed to purchase 2,000,000 shares of L&LR for a total purchase price of $200.

      At a meeting on August 28, 2000, the Board of Directors of the Company unanimously approved the terms and conditions of a tender offer by JRC (the "TENDER OFFER") to acquire the Minority Interest at the price per share of $13.00 as set forth in the Offer to Purchase, and the terms and conditions of a merger of the Purchaser with and into the Company, with the

CUSIP No. 282491 10 9                                     Page  10 of  16 Pages
          -----------                                          ---    ---


Company as the surviving corporation (the "MERGER"), as set forth in the Agreement and Plan of Merger, dated as of August 28, 2000, by and among L&LR, JRC, the Rothmans and the 1998 Trust (for purposes of Section 6.10 thereof only), and the Company, attached hereto as EXHIBIT 9 and incorporated herein by reference (the "MERGER AGREEMENT"). JRC launched the Tender Offer on August 29, 2000.

      Upon successful consummation of the Merger, the shares of Common Stock of the Company will become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and such shares of Common Stock will cease to be quoted on the Nasdaq National Market.

      The information set forth in the "INTRODUCTION," "SPECIAL FACTORS, Section 6 -- Purpose of the Offer and the Merger" and "SPECIAL FACTORS, Section 5 -- Plans for the Company," "THE OFFER, Section 1 -- Terms of the Offer," and "THE OFFER, Section 7 -- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

      Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 282491 10 9                                     Page  11 of  16 Pages
          -----------                                          ---    ---


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      The information set forth in Items 5-11 of the cover sheet filed herewith is incorporated by reference in response to this Item.

(a) Based on the Quarterly Report on Form 10-Q of the Company for the period ended June 30, 2000, as of August 4, 2000, there were 11,862,299 shares of Common Stock outstanding. Set forth below is the aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person.

REPORTING PERSON                    SHARES OF COMMON STOCK  PERCENTAGE
----------------                    ----------------------  ----------
Lewis I. Rothman                    11,202,379 (1)(2)(3)    93.6%
LaVonda M. Rothman                  11,202,379 (1)(2)(3)    93.6%
Lewis Irving Rothman 1998 Trust #1  10,578,219 (3)          89.2%
L&LR, Inc.                          10,578,219 (3)          89.2%
JRC Acquisition Corp.               10,578,219 (3)          89.2%
---------------------
(1) Includes (i)131,040 shares of Common Stock held by LaVonda M. Rothman and Lewis I. Rothman, Trustees and Samuel Bornstein as Special Trustee of a trust f/b/o Shane Rothman created under a trust agreement dated November 1, 1994, Lewis I. Rothman, Grantor, (ii) 131,040 shares of Common Stock held by LaVonda M. Rothman and Lewis I. Rothman, Trustees, and Samuel Bornstein as Special Trustee of a trust f/b/o Marni Rothman created under a trust agreement dated November 1, 1994, Lewis I. Rothman, Grantor, (iii) 131,040 shares of Common Stock held by LaVonda M. Rothman and Lewis I. Rothman, Trustees and Samuel Bornstein as Special Trustee of trust f/b/o Samantha Rothman created under a trust agreement dated November 1, 1994, Lewis I. Rothman, Grantor, and (iv) 131,040 shares of Common Stock held by LaVonda M. Rothman and Lewis I. Rothman, Trustees and Samuel Bornstein as Special Trustee of a trust f/b/o Luke Rothman created under a trust agreement dated November 1, 1994, Lewis I. Rothman, Grantor, which may be deemed to be beneficially owned by the reporting person but as to which the reporting person disclaims beneficial ownership.

(2) Includes 50,000 shares of Common Stock issuable upon the exercise of options granted to Lewis I. Rothman under the Company's 1997 Long-Term Incentive Plan and 50,000 shares of Common Stock issuable upon the exercise of options granted to LaVonda M. Rothman under the Company's 1997 Long-Term Incentive Plan.

(3)   Includes 10,578,219 shares of Common Stock owned by JRC Acquisition Corp.

      (b) (i) SOLE POWER TO VOTE OR DIRECT THE VOTE:

CUSIP No. 282491 10 9                                     Page  12 of  16 Pages
          -----------                                          ---    ---


REPORTING PERSON                                      SHARES OF COMMON STOCK
----------------                                      ----------------------
Lewis I. Rothman                                      0
LaVonda M. Rothman                                    0
Lewis Irving Rothman 1998 Trust #1                    0
L&LR, Inc.                                            0
JRC Acquisition Corp.                                 0

          (ii) SHARED POWER TO VOTE OR DIRECT THE VOTE:

REPORTING PERSON                                      SHARES OF COMMON STOCK
----------------                                      ----------------------
Lewis I. Rothman                                      11,202,379
LaVonda M. Rothman                                    11,202,379
Lewis Irving Rothman 1998 Trust #1                    10,578,219
L&LR, Inc.                                            10,578,219
JRC Acquisition Corp.                                 10,578,219

          (iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

REPORTING PERSON                                      SHARES OF COMMON STOCK
----------------                                      ----------------------
Lewis I. Rothman                                      0
LaVonda M. Rothman                                    0
Lewis Irving Rothman 1998 Trust #1                    0
L&LR, Inc.                                            0
JRC Acquisition Corp.                                 0

          (iv) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

REPORTING PERSON                                      SHARES OF COMMON STOCK
----------------                                      ----------------------
Lewis I. Rothman                                      11,202,379
LaVonda M. Rothman                                    11,202,379
Lewis Irving Rothman 1998 Trust #1                    10,578,219
L&LR, Inc.                                            10,578,219
JRC Acquisition Corp.                                 10,578,219

      (c) On September 27, 2000 JRC paid for and acquired 1,802,379 shares of Common Stock of the Company pursuant to the Tender Offer, representing approximately 58.4% of the total number of shares of Common Stock that were eligible for deposit, at a purchase price of $13.00 per share.

      (d)   None.

      (e) Not applicable.

CUSIP No. 282491 10 9                                     Page  13 of  16 Pages
          -----------                                          ---    ---


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      With the exception of the November 1998 Stock Purchase Agreement, the March 1999 Stock Purchase Agreement, the Credit Agreement, the JRC Pledge Agreement, the Account Control Agreement, the L&LR Pledge Agreement and the Merger Agreement, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with each other or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. As a general matter, it is understood that the Reporting Persons will not take any action with respect to the 10,578,219 shares of Common Stock owned by JRC without consulting with each other.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1   Joint Filing Agreement among the Reporting Persons.

      Exhibit 2 Stock Purchase Agreement, dated as of November 10, 1998, by and among Lewis I. Rothman and the 1998 Trust, as amended.*

      Exhibit 3 Stock Purchase Agreement, dated as of March 11, 1999, by and among LaVonda M. Rothman and the 1998 Trust, as amended.*

      Exhibit 4 Credit Agreement, dated as of August 28, 2000, by and among JRC and L&LR, as co-borrowers, the lenders signatory thereto and Chase, as administrative agent.**

      Exhibit 5 Pledge Agreement, dated as of September 27, 2000, by and between JRC and Chase.**

      Exhibit 6 Account Control Agreement, dated as of September 27, 2000, by and among JRC, L&LR, Chase and AST.**

      Exhibit 7 Pledge Agreement, dated as of September 27, 2000, by and between L&LR and Chase.**

      Exhibit 8   Offer to Purchase, dated August 29, 2000.**

      Exhibit 9 Agreement and Plan of Merger, dated as of August 28, 2000, by and among the Reporting Persons and the Company.**

      Exhibit 10  Press release of JRC, dated September 27, 2000.***

CUSIP No. 282491 10 9                                     Page  14 of  16 Pages
          -----------                                          ---    ---


* Incorporated by reference to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 29, 2000 by Mr. Bornstein in his capacity as trustee for the 1998 Trust.

** Incorporated by reference to the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on August 29, 2000 by the Reporting Persons, as amended on September 1, 2000, September 15, 2000 and September 27, 2000.

*** Incorporated by reference to Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on September 27, 2000 by the Reporting Persons.

CUSIP No. 282491 10 9                                     Page  15 of  16 Pages
          -----------                                          ---    ---


                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 27, 2000                  JRC ACQUISITION CORP.


                                          By:  /s/ Lewis I. Rothman
                                               --------------------------------
                                               Name:  Lewis I. Rothman
                                               Title: President


Date: September  27, 2000                 L&LR, INC.


                                          By:  /s/ Lewis I. Rothman
                                               --------------------------------
                                                Name:  Lewis I. Rothman
                                                Title: President


Date: September 27, 2000                    /s/ Lewis I. Rothman
                                          ----------------------------------
                                          Lewis I. Rothman


Date: September  27, 2000                 /s/ LaVonda M. Rothman
                                          -------------------------------------
                                          LaVonda M. Rothman


Date:   September 27, 2000                /s/ Samuel Bornstein
                                          -------------------------------------
                                          Samuel Bornstein, as Trustee of the
                                          Lewis Irving Rothman 1998 Trust #1
                                          u/a/d November 10, 1998